UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 1-12434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M/I Homes, Inc.
401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, Ohio 43219

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the M/I Homes, Inc. 401(k) Profit Sharing Plan are being filed herewith:

The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

M/I Homes, Inc. 401(k) Profit Sharing Plan

Financial Statements As of December 31, 2004 and 2003
and for the Year Ended December 31, 2004,
Supplemental Schedule as of December 31, 2004 and
Report of Independent Registered Public Accounting Firm

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	5

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, December 31, 2004 and 2003	6

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	7

Notes to Financial Statements	8-10

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets Held for Investment Purposes at End of Year, December 31, 2004	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
M/I Homes, Inc. Profit-Sharing Plan
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of M/I Homes, Inc. 401(k) Profit-Sharing Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes at end of year, December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Columbus, Ohio
June 28, 2005

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:

Cash and Cash Equivalents	$ 18,954	$ 14,858

Investments:
Collective Investment Trust-
SEI Stable Asset Fund	5,808,586	4,962,816

Mutual Funds:
The One Group Equity Index Fund	6,593,585	5,947,211
The One Group Mid-Cap Growth Fund	6,892,511	5,862,447
American Advantage International Equity Fund	2,945,853	2,115,132
Standish Fixed Income Fund	2,946,969	2,692,026
Morgan Stanley Institutional Fund Trust Mid-Cap Value Fund	-	3,115
Harbor Capital Appreciation Fund	1,651,343	1,257,113
J.P. Morgan Mid-Cap Value Fund Select	2,283,347	1,576,100
Dodge & Cox Common Stock Fund	6,200,570	4,742,859
Total mutual funds	29,514,178	24,196,003

M/I Homes, Inc. common shares	1,195,942	797,557
Participant loans - interest at 5.0% to 10.5%	1,127,501	861,426
Total investments	37,646,207	30,817,802

Receivables:
Contribution receivable from Plan sponsor	2,250,000	2,050,000
Dividend income receivable	48,250	37,228
Interest income receivable	67,193	-
Unsettled trades - sales	23,921	-
Total receivables	2,389,364	2,087,228

TOTAL ASSETS	40,054,525	32,919,888

LIABILITIES:

Unsettled trades - purchases	115,001	-

TOTAL LIABILITIES	115,001	-

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$39,939,524	$32,919,888

See notes to financial statements.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

Investment Income:
Net appreciation in fair value of investments	$ 3,391,321
Interest	306,182
Dividends	494,957

Contributions:
From participants	3,058,008
From Plan sponsor	2,250,000

Net additions	9,500,468

Distributions to participants	(2,480,832)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,019,636

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	32,919,888

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$39,939,524

See notes to financial statements.

M/I HOMES, INC.
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

The collective investment trust is recorded in the financial statements based on the contract value of the underlying investment contracts, as reported to the M/I Homes, Inc. 401(k) Profit Sharing Plan (the “Plan”) by Wilmington Trust Company (the “Plan Trustee”). Contract value represents contributions made under the contract, plus earnings, less withdrawals. Investments in mutual funds are valued at fair market value, based on quoted market prices. Investments in M/I Homes, Inc. common shares are stated at fair value based on year-end closing prices. Loans to participants are valued at cost plus accrued interest, which approximates fair value.

Administrative costs of the Plan are paid by M/I Homes, Inc. (the “Company”), the Plan sponsor.

The Company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

At December 31, 2004 and 2003, the Plan had no benefits payable to Plan participants.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent items at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The Plan allows participants to invest in a collective investment trust, various mutual funds, and M/I Homes, Inc. common shares. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

2.	PLAN DESCRIPTION

General—The Plan is a defined contribution 401(k) plan which became effective October 1, 1988, and whose purpose is to provide retirement income benefits for all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees employed on October 1, 1988, the Plan’s inception date, were eligible to participate in the Plan. Full time employees hired between October 1, 1988 and December 31, 2003 were eligible to participate in the plan at the beginning of the calendar quarter immediately following their completion of one year of service, and part time employees were eligible to participate after completing one year of service with a minimum of 1,000 hours. Effective January 1, 2004, the Plan was amended such that all full time employees are eligible for entry into the plan with respect to employee contributions at the beginning of the calendar quarter immediately following their completion of ninety days of service, and part time employees are eligible for entry into the plan with respect to employee contributions after completing one year of service with a minimum of 1,000 hours. For eligibility to receive profit sharing contributions, employees are eligible after completion of one year of service with 1,000 hours. All participants receive a Summary Plan Description upon becoming eligible for participation in the Plan. Participants should refer to this document and to the Plan text for more complete information.

Contributions—Funding is provided by the Plan sponsor and participant contributions. The amount of the Plan Sponsor’s contribution is discretionary and is determined by the Board of Directors. The Plan sponsor is not required to make a contribution to the Plan and can suspend or terminate the Plan at any time. Plan participants may also make voluntary pre-tax contributions to the Plan. For 2004, these voluntary contributions cannot exceed $13,000 per participant ($16,000 for participants 50 years of age or older), as provided in Internal Revenue Code Section 402(g). Total contributions to a participant’s account cannot exceed the lesser of $41,000 or 100% of the participant’s compensation for the year as provided in Internal Revenue Code Section 415(c).

Participant Accounts—Individual account balances are maintained for each participant. Each participant’s contributions, along with their share of the Plan sponsor’s contribution, are currently invested in the SEI Stable Asset Fund, The One Group Equity Index Fund, The One Group Mid-Cap Growth Fund, American Advantage International Equity Fund, Standish Fixed Income Fund, Harbor Capital Appreciation Fund, J.P. Morgan Mid-Cap Value Fund Select, Dodge & Cox Common Stock Fund, M/I Homes, Inc. common shares, or any combination of the options as directed by the participant. Participants may change investment elections on a daily basis and are permitted to invest a maximum of 25% of their fund allocation in M/I Homes, Inc.’s common shares.

Participant account balances are adjusted daily for income, realized and unrealized gains and losses and employer contributions. Employer contributions are allocated to participants pro-rata based on eligible compensation up to $50,000.

Vesting—Contributions made by both the Plan sponsor and Plan participants are 100% vested immediately.

Payment of Benefits—A Plan participant becomes eligible to receive benefits when the participant retires, becomes totally and permanently disabled, dies, or terminates employment. Benefit payments are paid in lump sum amounts.

Loans to Participants—Participants may borrow up to 50% of their account balance, not to exceed $50,000. The loan amounts are collateralized by a percentage of the participant’s balance of Plan assets, bear interest at prime plus 1% at the date the loan is initiated, and must be repaid within no more than five (5) years, unless the loan is granted for the purpose of acquiring the principal residence of the participant, in which case, it must be repaid within no more than fifteen (15) years. Principal and interest are paid ratably through bi-weekly payroll deductions.

Plan Termination—Although the Company has not indicated any intent to do so, it has the right to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of termination, the net assets of the trust would be distributed in a form of payment as determined by the Plan Trustee.

Tax Status—The Plan obtained its latest determination letter dated July 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

3.	INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003
SEI Stable Asset Fund	$5,808,586	$4,962,816
The One Group Equity Index Fund	6,593,585	5,947,211
The One Group Mid-Cap Growth Fund	6,892,511	5,862,447
American Advantage International Equity Fund	2,945,853	2,115,132
Standish Fixed Income Fund	2,946,969	2,692,026
J.P. Morgan Mid-Cap Value Fund Select	2,283,347	-
Dodge & Cox Common Stock Fund	6,200,570	4,742,859

4.	NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2004, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in value as follows:

Mutual Funds:
SEI Stable Asset Fund	$ -
The One Group Equity Index Fund	527,232
The One Group Mid-Cap Growth Fund	803,542
American Advantage International Equity Fund	516,053
Standish Fixed Income Fund	(3,171)
Morgan Stanley Institutional Fund Trust Mid-Cap Value Fund	27
Harbor Capital Appreciation Fund	130,729
J.P. Morgan Mid-Cap Value Fund Select	328,076
Dodge & Cox Common Stock Fund	750,377
Total mutual funds	3,052,865

M/I Homes, Inc. common shares	338,456

Total	$3,391,321

5.	INVESTMENT CONTRACT VALUATION

The Plan has invested in a collective investment trust with Wilmington Trust Company which invests primarily in a diversified portfolio of insurance companies and other investment contracts. Wilmington Trust Company maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals. The crediting interest rate was 4.20% and 3.82% at December 31, 2004 and 2003, respectively. The average yield was 3.70% for 2004.

******

SUPPLEMENTAL SCHEDULE

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2004

	Number of Shares/ Face Value	Market
Collective Investment Trust-
SEI Stable Asset Fund	5,808,586	$ 5,808,586

Mutual Funds:
The One Group Equity Index Fund	238,985	6,593,585
The One Group Mid-Cap Growth Fund	286,591	6,892,511
American Advantage International Equity Fund	145,402	2,945,853
Standish Fixed Income Fund	146,835	2,946,969
Harbor Capital Appreciation Fund	57,598	1,651,343
J.P. Morgan Mid-Cap Value Fund Select	102,946	2,283,347
Dodge & Cox Common Stock Fund	47,616	6,200,570
Total mutual funds		29,514,178

M/I Homes, Inc. common shares	21,701	1,195,942
Participant loans - interest at 5.0% to 10.5%	$1,127,501	1,127,501

TOTAL		$37,646,207

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         M/I HOMES, INC.
                         401(k) PROFIT SHARING PLAN

Date: June 28, 2005    By: /s/Phillip G. Creek
                     Phillip G. Creek, Plan Administrator

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2004

EXHIBIT INDEX

Exhibit No.	Description

23	Independent Registered Public Accounting Firm’s Consent